Exhibit 99.3
CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE
COMMITTEE OF ARMSTRONG ENERGY, INC.
I.	MEMBERSHIP
     The Nominating and Corporate Governance Committee (the “Committee”) of the board of directors (the “Board”) of Armstrong Energy, Inc. (the “Company”) shall consist of three or more directors. Each member of the Committee shall be independent in accordance with the rules of the NASDAQ stock market.
     The members of the Committee shall be appointed by the Board. The members of the Committee shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause.
II.	PURPOSE
     The purpose of the Committee is to carry out the responsibilities delegated by the Board relating to the Company’s director nominations process and procedures, developing and maintaining the Company’s corporate governance policies and any related matters required by the federal securities laws.
III.	DUTIES AND RESPONSIBILITIES
     The Committee shall have the following authority and responsibilities:
•	To determine the qualifications, qualities, skills, and other expertise required to be a director and to develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director (the “Director Criteria”).

•	To identify and screen individuals qualified to become members of the Board, consistent with the Director Criteria. The Committee shall consider any director candidates recommended by the Company’s stockholders pursuant to the procedures described in the Company’s proxy statement. The Committee shall also consider any nominations of director candidates validly made by stockholders in accordance with applicable laws, rules and regulations and the provisions of the Company’s charter documents.

•	To make recommendations to the Board regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders.

•	To develop and recommend to the Board a set of corporate guidelines applicable to the Company, to review these principles at least once a year and to recommend any changes to the Board, and to oversee the Company’s corporate governance practices, including reviewing and recommending to the Board for approval any changes to the other documents and policies in the Company’s corporate governance framework, including its certificate of incorporation and bylaws.

•	To develop, subject to approval by the Board, a process for an annual evaluation of the Board and its committees and to oversee the conduct of this annual evaluation.

•	To review the Board’s committee structure and composition and to make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chairpersons annually.

•	If a vacancy on the Board and/or any Board committee occurs, to identify and make recommendations to the Board regarding the selection and approval of candidates to fill such vacancy either by election by stockholders or appointment by the Board.

•	To develop and recommend to the Board for approval standards for determining whether a director has a relationship with the Company that would impair its independence.

•	To review and discuss with management the disclosure regarding the operations of the Committee and director independence, and to recommend that this disclosure be included in the Company’s proxy statement or annual report on Form 10-K, as applicable.

•	To monitor compliance with the Company’s Code of Business Conduct and Ethics (the “Code”), to investigate any alleged breach or violation of the Code and to enforce the provisions of the Code.

•	To develop and recommend to the Board for approval a CEO succession plan (the “Succession Plan”), to review the Succession Plan periodically with the CEO and recommend to the Board any changes and any candidates for succession under the Succession Plan.

•	To develop and oversee a Company orientation program for new directors and a continuing education program for current directors.
IV.	OUTSIDE ADVISORS
     The Committee shall have the authority, in its sole discretion, to select, retain and obtain the advice of a director search firm as necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Committee shall set the compensation, and oversee the work, of the director search firm. The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation, and oversee the work, of its outside counsel and other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to its compensation consultants, outside counsel and any other advisors.
     The director search firm, outside counsel and any other advisors retained by the Committee shall be independent as determined in the discretion of the Committee.
V.	STRUCTURE AND OPERATIONS
     The Board shall designate a member of the Committee as the chairperson. The Committee shall meet at least quarterly, and at such times and places as it deems necessary to fulfill its responsibilities. The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.
     The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.
VI.	DELEGATION OF AUTHORITY
     The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.

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